Mail Stop 4561

June 27, 2005


      VIA USMAIL and FAX (972) 250 - 0934

Mr. Gary W. Boyd
Vice President - Finance and Chief Financial Officer
Ascendant Solutions, Inc.
16250 Dallas Parkway, Suite 102
Dallas, Texas 75248

      Re:	Ascendant Solutions, Inc.
		Form 10-K for the year ended 12/31/2004
      Filed 3/29/2005
      Form 10-Q for the period ended 3/31/2005
      Filed 5/12/2005
      File Nos. 000-27945

Dear Mr. Gary W. Boyd:

      We have reviewed your filings and have the following comments.
We have limited our review to only the issues addressed below and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Financial Statements and Notes

Note 1 - Organization and Significant Accounting Policies

Significant Accounting Policies

Basis of Presentation, page 46

1. We note that you consolidate entities for which you have significant influence over operations. Please, explain to us in sufficient details your consolidation policy and what significant influence over operations means, as used in your consolidation policy. Also, explain to us your basis for consolidating your 50% interest in Fairways Frisco, as it appears from the disclosure in the tables on pages 45-46. Please refer us to the GAAP literature that supports your consolidation policy.

Fairways Frisco Partnerships, pages 54 - 56
2. We note that Fairways Frisco has agreed to make additional capital contributions to fund payment of expenses and repayment of loans. Tell us how you considered paragraph 5 of FIN 46(R) in accounting for the Company`s investment in Fairways Frisco Partnerships.
3. We note that the information presented in the table on page 56 is as of a date subsequent to your accountants` report. Please revise the document to clarify this apparent conflict.

Note 9 - Investment In Limited Partnerships
4. Given the significance of investment income for the year ended
December 31, 2004,   tell us how you considered paragraph 20(d) of
APB 18 and Rule 3-09 of Regulation S-X in disclosing information related to your investments in limited partnerships.









Form 10-Q for the Quarter Ended March31, 2005

Note 2 - Description of Business

Significant Accounting Policies

Investment in Limited Partnerships, page 6

5. We note that you utilize the cost method to account for your investment in Fairways Frisco, L.P. We also note on page 10 (note
10)
and elsewhere in the filing that your ownership interest in this entity is more than 3%. Explain to us how you considered EITF Topic
D-46 in reaching your conclusion with respect to the cost method of accounting.


*    *    *    *


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Wilson K. Lee, at (202) 551-3468 or me, at
(202)
551-3414 if you have questions.



								Sincerely,



      Jorge Bonilla
      Senior Staff Accountant



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Gary W. Boyd
Ascendant Solutions, Inc.
June 27, 2005
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